09056102

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE
8- 66384

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WESTON INTERNATIONAL CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 58th Street
(No. and Street)

New York (City) NY (State) 10155 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Liegey
212-888-4560
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas E. Flanagan, CPA
(Name if individual, state last, first, middle name)

61-23 190th Street (Address) Fresh Meadows (City) NY (State) 11365 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 03 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, John R. Liegey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weston International Capital Markets LLC, as of March 2, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman and CEO

Title

Notary Public

DANIELLE FARINA
Notary Public, State of New York
No. 01FA6155357
Qualified in Bronx County
Commission Expires Nov 13 2010

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas E. Flanagan, CPA

61-23 190th Street
Suite 138
Fresh Meadows, NY 11365

Tel: 516-353-2257
Fax: 718-228-7110
Email: tflanaga@optonline.net

INDEPENDENT AUDITOR'S REPORT

To the members of
Weston International Capital Markets LLC

We have audited the accompanying balance sheet of Weston International Capital Markets LLC (the "Company") as of December 31, 2008 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Weston International Capital Markets LLC as of December 31, 2008 and the results of its operations, changes in member's equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thomas E. Flanagan, CPA

Fresh Meadows, New York
February 28, 2009

WESTON INTERNATIONAL CAPITAL MARKETS LLC

Financial Statements and Supplementary Schedule

Pursuant to Rule 17a-5 of the Securities and Exchange Commission
as of December 31, 2008 and for the year then ended

WESTON INTERNATIONAL CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

as of December 31, 2008

ASSETS:	
Cash	$162,300
Due from affiliates	70,842
Organization costs, net	2,415
Other assets	497
Total assets	$236,054
LIABILITIES AND STOCKHOLDER'S EQUITY:	
Liabilities:	
Accounts payable	$13,807
Total liabilities	13,807
Equity:	
Member's equity	222,247
Retained earnings	
Total stockholder's equity	222,247
Total liabilities and member's equity	$236,054

The accompanying notes are an integral part of these financial statements.

WESTON INTERNATIONAL CAPITAL MARKETS LLC

STATEMENT OF INCOME

for the year ended December 31, 2008

REVENUE:		
Advisory fees		$2,057,250
Total revenue		2,057,250
EXPENSES:		
Consulting fees		962,583
Office expenses		6,337
Travel and entertainment		149,322
Professional fees		62,079
Bank charges		2,571
Rent		168,535
Insurance		3,306
Utilities		1,229
Regulatory fees		18,449
Commission		160,632
Communications		83,640
Maintenance		10,901
Total expenses		1,629,584
Income before provision for income taxes and amortization		427,666
Federal	(5,559)	
Amortization	(4,086)	
		(9,645)
Net income		$418,021

The accompanying notes are an integral part of these financial statements.

WESTON INTERNATIONAL CAPITAL MARKETS LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$418,021
Amortization		4,086
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) in:		
Due from affiliates	(35,000)	
Other assets	(497)	
Increase in:		
Accounts payable	8,407	
Total adjustments		(27,090)
Net cash provided by operating activities		395,017
CASH FLOWS FROM FINANCING ACTIVITIES:		
Equity withdrawals	(244,881)	
Net cash used in financing activities		(244,881)
Net increase in cash		150,136
Cash, beginning of year		12,164
Cash, end of year		$162,300

The accompanying notes are an integral part of these financial statements.

WESTON INTERNATIONAL CAPITAL MARKETS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

for the year ended December 31, 2008

	Total
January 1, 2008	49,108
Equity withdrawals	(373,607)
Contributions	128,725
Net income	418,021
December 31, 2008	222,247

The accompanying notes are an integral
part of these financial statements.

WESTON INTERNATIONAL CAPITAL MARKETS LLC

NOTES TO FINANCIAL STATEMENTS

1. Organization:

Weston International Capital Markets LLC, formally known as LMT Capital Markets LLC (the "Company") is a securities broker/dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized in the State of Delaware on January 6, 2004.

The Company deals principally in Latin American government and corporate fixed income securities on behalf of U.S. institutional customers. These orders are transacted on an agency and riskless principal basis with various Latin American, U.S. and European broker-dealers and banks. In addition, the Company may periodically provide consulting services in connection with the restructuring of the aforementioned debt securities. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i)

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Summary of Significant Accounting Policies:

The preparation of financial statements to conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes revenue when services are rendered.

For purposes of statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash.

3. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 times net capital, as defined.

At December 31, 2008, the Company's net capital was $222,247, which was $217,247 in excess of its required net capital of $5,000. The Company's net capital ratio was .062 to 1.

4. Due from affiliate:

The Company has a balance of $70,842 due from its affiliate, LMT Capital Management LLC at December 31, 2008.

WESTON INTERNATIONAL CAPITAL MARKETS LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2008

3. Total ownership equity qualified for net capital	$222,247
6A. Total nonallowable assets	0
10. Net capital	$222,247
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
11. Minimum net capital required (6-2/3% of aggregate indebtedness)	$920
12. Minimum dollar net capital requirement of reporting broker or dealer	$5,000
13. Net capital requirement (greater of line 11 or 12)	$5,000
14. Excess net capital	$217,247
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
19. Total aggregate indebtedness	$13,807
20. Ratio of aggregate indebtedness to net capital	0.062125

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Part II FOCUS Report, as of December 31, 2008.

Thomas E. Flanagan, CPA

61-23 190th Street
Suite 138
Fresh Meadows, NY 11365

Tel: 516-353-2257
Fax: 718-228-7110
Email: tflanaga@optonline.net

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the members of
Weston International Capital Markets LLC

In planning and performing our audit of the financial statements and supplemental schedules of Weston International Capital Markets LLC (the "Company"), for the year ended December 31, 2008, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities account for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above. It should be noted, however, that the Company is a small company, and essentially all its operational and record keeping procedures performed by one individual. Consequently, the segregation of duties that is normally required for effective internal control is not practicable.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Thomas E. Flanagan, CPA

Fresh Meadows, NY
February 28, 2009

WESTON INTERNATIONAL CAPITAL MARKETS LLC

Financial Statements and Supplementary Schedule
Pursuant to Rule 17a-5 of the Securities and Exchange Commission
as of December 31, 2008 and for the year then ended